UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549



                            FORM 11-K



 [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                            OR


 [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934



                 Commission file number 1-8841




        Employee Thrift and Retirement Savings Plan for
  Bargaining Unit Employees of Florida Power & Light Company
                     (Full title of the plan)



                         FPL GROUP, INC.
 (Name of issuer of the securities held pursuant to the plan)



                     700 Universe Boulevard
                   Juno Beach, Florida 33408
            (Address of principal executive office




INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
June 22, 2001




               EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
         BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                              December 31,
                                                                                          2000            1999
ASSETS
Accrued interest receivable - Leveraged ESOP Account .............................    $      1,180    $        523

General investments, at fair value ...............................................     338,945,606     375,725,446

Employer securities, at fair value:
  Employer securities held by the Plan ...........................................     192,116,836     116,516,835
  Leveraged ESOP employer securities .............................................     155,144,498     100,238,023

      Total employer securities ..................................................     347,261,334     216,754,858

Total assets .....................................................................     686,208,120     592,480,827

LIABILITIES
Interest payable - Leveraged ESOP Account ........................................         283,396         303,251
Acquisition indebtedness of Leveraged ESOP .......................................      87,738,822      93,885,618

Total liabilities ................................................................      88,022,218      94,188,869

NET ASSETS AVAILABLE FOR BENEFITS ................................................    $598,185,902    $498,291,958



The accompanying Notes to Financial Statements are an integral part of these statements.




               EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
          BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                      Year Ended December 31, 2000
INCOME
Contributions:
  Received from Members ..........................................................    $ 15,177,606
  Noncash contributions (from employer) ..........................................       6,165,838
    Total contributions ..........................................................                    $ 21,343,444

Earnings on investments:
  Interest:
    Interest-bearing cash ........................................................         285,148
    Other loans (Member loans) ...................................................       1,377,920
      Total interest .............................................................                       1,663,068

  Common stock dividends .........................................................                       5,305,002

  Net appreciation (depreciation) in fair value of investments:
    Employer securities ..........................................................      79,140,396
    Master trusts ................................................................       1,269,134
    Registered investment companies ..............................................     (34,613,155)
      Total net appreciation in fair value of investments ........................                      45,796,375
Total income .....................................................................                      74,107,889

EXPENSES
Benefit payments to Members or beneficiaries .....................................                      31,494,559
Deemed distributions of Member loans .............................................                         190,705
Administrative expenses ..........................................................                          59,541
  Total expenses .................................................................                      31,744,805

NET INCOME .......................................................................                      42,363,084

TRANSFERS
Transfers from the Plan - net ....................................................      (3,542,923)
Effect of current year Leveraged ESOP activity ...................................      61,073,783
Total transfers to the Plan ......................................................                      57,530,860

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999............................                     498,291,958

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000............................                    $598,185,902



The accompanying Notes to Financial Statements are an integral part of these statements.





                 EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
           BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                     For the year ended December 31, 2000

1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the FPL Group Employee Thrift Plan (Group Plan) and the FPL Energy Operating Services, Inc. Employee Thrift Plan (FPL Energy OSI Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The Plan has been designated as an Employee Stock Ownership Plan. Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company) or FPL Energy Maine Operating Services, LLC (FPL Energy Maine) whose compensation is established under a collective bargaining agreement between FPL or FPL Energy Maine and its respective unit of the International Brotherhood of Electrical Workers AFL-CIO (Bargaining
Unit). The Plan was amended in 1999 to include bargaining unit employees of FPL Energy Maine. Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of six continuous full months (one full month starting June 1, 2001) of service or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by
Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 2000 to a maximum of $10,500 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan (Leveraged
ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock). The Trust purchased Common Stock from FPL Group, Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

The Company has in place a Flexible Dividend Program which enables Members to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to Members include reinvestment of dividends in Common Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions or contributions made on an after-tax basis, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. For employees of FPL Energy Maine, company matching contributions are fully vested upon attaining six months of service as a Member of the Plan. For all others, company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the Group Plan or the FPL Energy OSI Plan.


The Plan's investment options include fourteen core funds: eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments. Commencing January 1, 2000, investment options for the FPL Energy Maine employees also included a wide variety of mutual funds. These mutual fund investments became available to FPL's bargaining unit employees on June 15, 2001.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 3,851. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by the Bargaining Unit and serving on Company property while on a leave of absence from the Company will be reimbursed by the Bargaining Unit.

A Member may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Member's account, whichever is less. The vested portion of a Member's account will be pledged as security for the loan. The rate of interest is determined quarterly taking into account prime rate. The annual interest rate for Member loans outstanding at December 31, 2000 ranged from 7.25% - 9.75%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the Group Plan or the FPL Energy OSI Plan. The majority of transfers arise as a result of Members transferring between bargaining unit and non-bargaining unit status while employed by FPL or FPL Energy Maine.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Members are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2000, the contract value and fair value of investment contracts was $45,217,000 and $45,457,000, respectively. At December 31, 1999 the contract value and fair value of investment contracts was $63,338,000 and $62,146,000, respectively. The average yield for the portfolio of investment contracts was 6.23% and 6.29% for 2000 and 1999, respectively. The crediting interest rate at December 31, 2000 and 1999 was 6.10% and 5.59%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. See Note 8.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the Group Plan and, commencing in April 2000, the FPL Energy OSI Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Members under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares allocated to accounts of members under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Allocation of shares to the plans are presented as noncash contributions in the financial statements of each plan.



                                                         Total                                                The
                                                     Leveraged ESOP         The                            FPL Energy
                                                        Account          Group Plan         The Plan        OSI Plan
Allocation percentage ............................       100.0%             70.6%            28.9%           0.5%

Accrued interest .................................    $       4,090     $       2,887     $      1,180     $       23
Employer securities ..............................      537,725,281       379,624,369      155,144,498      2,956,414
  Total assets ...................................      537,729,371       379,627,256      155,145,678      2,956,437

Interest payable .................................          982,242           693,445          283,396          5,401
Acquisition indebtedness .........................      304,099,620       214,688,858       87,738,822      1,671,940
  Total liabilities ..............................      305,081,862       215,382,303       88,022,218      1,677,341

Net assets at December 31, 2000 ..................    $ 232,647,509     $ 164,244,953     $ 67,123,460     $1,279,096

Contributions received from employer .............    $  26,393,105
Interest income ..................................           13,022
Dividends ........................................       16,736,745
Net appreciation in fair value of investments ....      221,756,106
  Total income ...................................      264,898,978

Interest expense .................................       30,896,690

Net income .......................................      234,002,288     $ 165,201,403     $ 67,514,341     $1,286,544
Allocation of shares to plans ....................      (22,142,047)      (15,487,431)      (6,165,838)      (488,778)
Transfers to (from) the plan .....................                -          (206,610)        (274,720)       481,330
Effect of current year Leveraged ESOP
  activity on net assets .........................      211,860,241       149,507,362       61,073,783      1,279,096
Net assets at December 31, 1999 ..................       20,787,268        14,737,591        6,049,677              -
Net assets at December 31, 2000 ..................    $ 232,647,509     $ 164,244,953     $ 67,123,460     $1,279,096



3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the Group Plan and the FPL Energy OSI Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness matures in 2019, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of members under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of members under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of members under the plans. In 2000, dividends received from shares held by the ESOP and shares allocated to accounts of members under the plans totaled approximately $16,737,000 and $6,316,000, respectively. Cash contributed in 2000 by FPL Group for the debt service shortfall totaled approximately $26,393,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of members under the plans for debt service. During 2000, 550,591 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2001 - $3,883,000; 2002 - $4,451,600; 2003 -
$5,023,600; 2004 - $5,604,000; 2005 - $6,200,000 and thereafter -
$278,937,420.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2000, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

                                                    December 31,
                                               2000            1999

Long-term Growth Investment Strategy ...   $ 28,064,983    $ 29,994,582
FPL Managed Income Portfolio ...........     47,699,178      53,621,321
Spartan U.S. Equity Index Fund .........     62,934,029      76,672,280
Fidelity Magellan Fund .................     57,594,766      66,643,560
Fidelity OTC Portfolio .................     52,044,680      58,430,408
FPL Group Company Stock Fund ...........    192,116,836     116,516,835

6.  Income Taxes

In June 1996, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated through January 1, 1995, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to Members.

Company contributions to the Plan on a Member's behalf, the Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan Members. Trustee's fees and expenses are paid by FPL Group (which may charge each company whose employees participate under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

8.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.



                                                                                                    Percent of
                                                                                             Interest in Master Trust
                                                                                                   December 31,
                                                                                               2000            1999
FPL MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        78.2%           76.5%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        21.6%           23.5%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.2%              -

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        80.6%           80.0%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        19.4%           20.0%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        74.5%           74.1%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        25.5%           25.9%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        71.7%           73.2%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        28.3%           26.8%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -





                           FPL MANAGED INCOME PORTFOLIO

                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                               December 31,
                                                                                           2000            1999
ASSETS

General investments:
  Value of unallocated insurance and financial institution contracts ...............   $221,262,195    $228,312,304

Total assets .......................................................................    221,262,195     228,312,304

LIABILITIES ........................................................................              -               -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................   $221,262,195    $228,312,304




           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                           2000
INCOME
Contributions received from Members ...............................................................    $  4,917,631

Earnings on investments:
  Interest ........................................................................................      12,339,015

Total income ......................................................................................      17,256,646

EXPENSES
Benefit payments to Members or beneficiaries ......................................................      24,392,650

Account maintenance fees ..........................................................................           7,961

Total expenses ....................................................................................      24,400,611

NET LOSS...........................................................................................      (7,143,965)

TRANSFERS
Transfers into fund ...............................................................................     412,697,120
Transfers out of fund .............................................................................    (412,603,264)

Net transfers .....................................................................................          93,856

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................     228,312,304

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................    $221,262,195




                    CONSERVATIVE INVESTMENT STRATEGY

             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                 December 31,
                                                                                             2000           1999
ASSETS
Receivables:
  Income ...........................................................................     $    84,293    $    84,315

General investments:
  Value of unallocated insurance and financial institution contracts ...............      10,241,252     13,368,723
  Mutual funds .....................................................................       9,312,247      8,085,733

      Total general investments ....................................................      19,553,499     21,454,456

Total assets .......................................................................      19,637,792     21,538,771

LIABILITIES ........................................................................             109          1,012

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $19,637,683    $21,537,759




           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                         Year Ended
                                                                                                        December 31,
                                                                                                            2000
INCOME
Contributions received from Members ...............................................................     $   294,096

Earnings on investments:
  Interest ........................................................................................         713,394
  Dividends .......................................................................................         354,478
  Net depreciation in fair value of investments ...................................................        (350,428)

Total income ......................................................................................       1,011,540

EXPENSES
Benefit payments to Members or beneficiaries ......................................................       2,070,161

Account maintenance fees ..........................................................................           1,148

Total expenses ....................................................................................       2,071,309

NET LOSS ..........................................................................................      (1,059,769)

TRANSFERS
Transfers into fund ...............................................................................       6,424,809
Transfers out of fund .............................................................................      (7,265,116)

Net transfers .....................................................................................        (840,307)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................      21,537,759

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $19,637,683




                     MODERATE GROWTH INVESTMENT STRATEGY

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                 December 31,
                                                                                             2000           1999
ASSETS
Receivables:
  Income ...........................................................................     $   271,624    $   189,492
  Other ............................................................................          58,253         10,977
    Total receivables ..............................................................         329,877        200,469

General investments:
  Value of unallocated insurance and financial institution contracts ...............      23,131,741     19,944,621
  Mutual funds .....................................................................      63,199,600     73,209,864

      Total general investments ....................................................      86,331,341     93,154,485

Total assets .......................................................................      86,661,218     93,354,954

LIABILITIES ........................................................................             561              -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $86,660,657    $93,354,954




           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                         Year Ended
                                                                                                        December 31,
                                                                                                            2000
INCOME
Contributions received from Members ...............................................................     $  2,524,065

Earnings on investments:
  Interest ........................................................................................        1,309,551
  Dividends .......................................................................................        2,008,496
  Net depreciation in fair value of investments ...................................................       (3,060,542)

Total income ......................................................................................        2,781,570

EXPENSES
Benefit payments to Members or beneficiaries ......................................................        4,693,342

Account maintenance fees ..........................................................................            5,995

Total expenses ....................................................................................        4,699,337

NET LOSS ..........................................................................................       (1,917,767)

TRANSFERS
Transfers into fund ...............................................................................       13,882,545
Transfers out of fund .............................................................................      (18,659,075)

Net transfers .....................................................................................       (4,776,530)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................       93,354,954

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $ 86,660,657




               LONG-TERM GROWTH INVESTMENT STRATEGY

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                 December 31,
                                                                                             2000           1999
ASSETS
Receivables:
  Income ...........................................................................     $    167,348    $    101,911
  Other ............................................................................           66,150         126,392
    Total receivables ..............................................................          233,498         228,303

General investments:
  Value of unallocated insurance and financial institution contracts ...............       11,042,921       7,008,628
  Mutual funds .....................................................................       87,877,354     104,640,528

      Total general investments ....................................................       98,920,275     111,649,156

Total assets .......................................................................       99,153,773     111,877,459

LIABILITIES ........................................................................           11,465          69,815

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $ 99,142,308    $111,807,644





           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                         Year Ended
                                                                                                        December 31,
                                                                                                            2000
INCOME
Contributions received from Members ...............................................................     $  5,089,917

Earnings on investments:
  Interest ........................................................................................          565,127
  Dividends .......................................................................................        2,082,311
  Net depreciation in fair value of investments ...................................................       (8,059,862)

Total loss ........................................................................................         (322,507)

EXPENSES
Benefit payments to Members or beneficiaries ......................................................        4,765,200

Account maintenance fees ..........................................................................            9,008

Total expenses ....................................................................................        4,774,208

NET LOSS ..........................................................................................       (5,096,715)

TRANSFERS
Transfers into fund ...............................................................................       16,345,094
Transfers out of fund .............................................................................      (23,913,715)

Net transfers .....................................................................................       (7,568,621)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................      111,807,644

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $ 99,142,308








FORM 5500: Schedule H, 4i                           FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775
PLAN YEAR 2000                                       EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
PLAN #003                                                 FOR BARGAINING UNIT EMPLOYEES OF
                                                           FLORIDA POWER & LIGHT COMPANY
                                              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END


                                              UNITS/SHARES     PRICE       HISTORICAL       MARKET VALUE
FUND NAME                                       12/31/00      12/31/00        COST            12/31/00
FIDELITY MAGELLAN                               482,772.56    $119.30    $49,876,251.77    $57,594,765.58
FIDELITY EQUITY INC                                  10.73     $53.43            561.27            573.47
FIDELITY GROWTH CO                                   35.39     $71.43          2,978.85          2,527.63
FIDELITY OTC PORT                             1,267,836.29     $41.05     63,824,471.88     52,044,679.82
FIDELITY OVERSEAS                               332,397.19     $34.37     11,931,930.48     11,424,491.39
FIDELITY EUROPE                                      31.40     $29.77          1,108.08            934.72
FIDELITY BLUE CHIP                                  547.52     $51.53         33,127.99         28,213.80
SPARTAN 500 INDEX                                   105.11     $90.76         10,100.78          9,539.34
FIDELITY EQ INC II                                  653.67     $23.86         18,085.84         15,596.67
FID ASSET MGR GROWTH                                 72.91     $15.91          1,370.13          1,159.94
FIDELITY AGGR GROWTH                              1,185.66     $36.17         63,750.51         42,885.17
FIDELITY DIVERS INTL                                803.41     $21.94         19,936.33         17,626.84
FIDELITY DIVD GROWTH                                373.97     $29.96         10,885.64         11,204.15
FIDELITY MID-CAP STK                                 24.77     $26.06            623.97            645.51
FIDELITY LG-CAP STK                                  79.17     $17.75          1,715.83          1,405.22
FIDELITY LATIN AMER                                 237.49     $13.06          4,039.17          3,101.55
FIDELITY JAPAN                                      400.25     $13.75          9,584.73          5,503.40
FIDELITY SE ASIA                                     88.54     $11.43          1,474.20          1,012.00
FID FREEDOM 2030                                    268.24     $15.00          4,426.84          4,023.60
FIDELITY RET GOVT MM                          6,004,081.32      $1.00      6,004,081.32      6,004,081.32
SPARTAN US EQ INDEX                           1,344,456.92     $46.81     41,744,005.99     62,934,028.72
FIDELITY US BD INDEX                            547,104.91     $10.59      5,769,549.22      5,793,841.06
FPL MANAGED INCOME *                         47,699,177.69      $1.00     47,699,177.69     47,699,177.69
BGI RUSSELL 2000 K                               55,958.47      $8.32        470,581.98        465,574.44
BRANDYWINE FUND                                 623,585.03     $29.39     22,364,619.43     18,327,164.11
ALGER CAP APPRECIATN                              3,754.43     $15.48         80,923.83         58,118.50
ALGER MID CAP GROWTH                              1,838.21     $15.85         30,734.34         29,135.56
FRANKLIN SM CAP GRTH                                 39.10     $39.33          1,698.17          1,537.72
INVESCO DYNAMICS                                  2,317.23     $23.77         63,677.62         55,080.48
INVESCO BL CHIP GRTH                              2,304.96      $5.15         16,759.93         11,870.54
TEMPLETON FOREIGN A                             162,309.81     $10.34      1,636,263.71      1,678,283.38
MAS MID CAP GRTH ADV                                 17.46     $24.48            525.72            427.50
PIMCO LT US GOVT ADM                              1,021.10     $10.59         10,236.00         10,813.46
STRONG GROWTH FUND                                  469.13     $27.05         15,377.01         12,689.84
STRONG LG CAP GROWTH                                460.95     $34.77         23,050.65         16,027.25
TRP EQUITY INCOME                               148,110.43     $24.67      3,814,751.52      3,653,884.46
TEMPLETON WORLD A                                    26.16     $16.48            456.88            431.03
USAA INCOME FUND                                    882.96     $11.96         10,306.83         10,560.23
FPL CONS INV STRGY *                            212,136.20     $17.92      2,643,466.85      3,801,480.69
MODERATE GRWTH STRGY *                          934,604.43     $23.61     13,722,835.13     22,066,010.50
LONG-TERM STRGY *                             1,077,764.32     $26.04     18,361,227.01     28,064,982.67
FPL GROUP STOCK *                             6,804,224.06     $19.25     70,790,877.09    130,981,312.94
FPL GROUP STK LESOP *                         3,179,124.26     $19.39     38,177,444.08     61,643,219.42
LEVERAGED ESOP EMPLOYER SECURITIES *          2,162,292.66     $71.75     62,706,487.00    155,144,498.00
MEMBER LOAN BALANCES
  (7.25% TO 9.75%; MATURING 2001-2005)                                    16,532,818.43     16,532,818.43

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                               $478,508,357.72   $686,206,939.74

PARTY-IN-INTEREST





SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 27, 2001	   Employee Thrift and Retirement Savings Plan
		                for Bargaining Unit Employees of
		                  Florida Power & Light Company
                                         (Name of Plan)



By:  	                         JAMES K. PETERSON
                                 James K. Peterson
                     Director, Human Resources Centers of Expertise






                      INDEPENDENT AUDITORS' CONSENT




 We consent to the incorporation by reference in Post-Effective Amendment No. 2 to Registration Statement No. 33-33215 on Form S-8, Registration Statement No. 333-30695 on Form S-8 and Registration Statement No. 333-87869 on Form S-8 of FPL Group, Inc. of our report dated June 22, 2001, appearing in this Annual Report on Form 11-K of Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company for the year ended December 31, 2000.




DELOITTE & TOUCHE LLP

Miami, Florida
June 27, 2001